Mail Stop 4561

June 16, 2009

Via U.S. mail and facsimile
Kenneth E. Thompson
Senior Vice President, General Counsel and Corporate Secretary
Verisk Analytics, Inc.
545 Washington Boulevard
Jersey City, NJ 07310-1686

> **Re: Verisk Analytics, Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed May 29, 2009**
> **File No. 333-152973**

Dear Mr. Thompson:

We have reviewed your filing and have the following comments. For purposes of this letter, our reference to "Verisk," "you," and "your" refers to this entity on a post-reorganization basis. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated May 8, 2009.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Stock-Based Compensation, page 43

1.   Upon determination of your IPO price, please revise your disclosure to discuss each significant factor contributing to the difference between the estimated IPO price and the fair value of your common stock determined as of the date of each grant and equity related issuance.

Executive Compensation

Compensation Discussion and Analysis

2008 Variable Compensation Goals, page 84

2.   In response to prior comment 10, you disclose the percentage growth goals for revenue and EBITDA margin, at threshold, target, superior, and maximum performance levels. You then describe your achievement relative to such goals, as between target (10% growth) and superior performance (12% growth) for revenue, and above the maximum (37% growth) for EBITDA margin. However, the latter range does not appear to give investors sufficient information to evaluate your EBITDA margin performance relative to your maximum performance goal. Please revise to disclose the <u>actual</u> achievement relative to such goal.

3.   We note your disclosure that the Compensation Committee primarily considers the degree to which your financial goals are achieved, i.e., revenue and EBITDA margin, together with other financial and non-financial measures. However, you have not disclosed any pool funding level corresponding to actual achievement relative to such revenue and EBITDA margin goals at the threshold, target, superior, or maximum performance level. Please revise, or advise.

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        As appropriate, please amend your filing in response to these comments. Each responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with each amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        You may contact Mark Shannon at (202) 551-3299 or, in his absence, Craig D. Wilson, Senior Assistant Chief Accountant, at (202) 551-3226 if you have questions regarding comments on the financial statements and related matters. Please contact Kevin Dougherty at (202) 551-3271, or in his absence, the undersigned at (202) 551-3735 with any other questions.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: <u>Via Facsimile (212) 450-3400</u>
            Richard J. Sandler, Esq.
            Davis Polk & Wardwell